SCHUCHAT, HERZOG & BRENMAN, LLC Andrew A. Lopez Attorney at Law Direct: 303-295-9704 alopez@shblegal.com

September 15, 2011

Via Edgar

Ms. Jessica Dickerson

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ADA-ES, Inc. (“Registrant”)
SEC 1934 Act File No. 000-50216
Registration Statement on Form S-3 filed on January 28, 2011

Dear Ms. Dickerson:

On behalf of ADA-ES, Inc. (the “Company”), we respond as follows to your facsimile dated February 8, 2011 relating to the Company’s Registration Statement filed on Form S-3 (333-171936) on January 28, 2011.

Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments in italicized text and provided our response immediately thereafter.

Comments and Responses:

General

1. Please note that we are reviewing your pending confidential treatment extension request concurrently with this registration statement and that your registration statement will not be declared effective until all comments on both the registration statement and the confidential treatment request have been resolved.

The Company will not request effectiveness until all pending confidential treatment requests further to the Form 10-Q filed on August 12, 2011 for the period ending June 30, 2011 are resolved.

1900 Wazee Street, Suite 300, Denver, CO 80202 : Main. 303.295.9700 : Fax. 303.295.9701 : www.shblegal.com

Exhibit 5.1

2. In your “Index to Exhibits”, we note your plan to file the legal opinion and consent of Schuchat, Herzog & Brenman, LLC by amendment. Please note that the legal opinion required by Item 601(b)(5) of Regulation S-K must be filed in a pre-effective amendment.

The Company filed a pre-effective amendment of Form S-3/A on September 13, 2011, which contains Schuchat, Herzog & Brenman, LLC’s legal opinion as required by Item 601(b)(5).

I believe that this responds to all of the Staff’s comments. Please do not hesitate to contact me if you have any further questions or comments. I can be reached by telephone at 303-295-9704.

Sincerely,

/s/ Andrew A. Lopez
Andrew A. Lopez

2